KELSO TECHNOLOGIES INCORPORAT[redacted]

NEWS RELEASE

TSX-V:KLS FOR IMMEDIATE RELEASE

KELSO ANNOUNCES INCENTIVE OPTIONS

December 29, 2003, Vancouver, BC — The Company announces that it has granted, subject to all necessary regulatory approvals, incentive stock options to its senior officers and directors to purchase 1,442,775 common shares. The options are exercisable on or before December 29, 2008 at a price of $0.10 per share. The shares will be subject to a 4 month hold period pursuant to the policies of the TSX Venture Exchange.

The Company further announces that the exercise price of 1,594,788 incentive stock options has been reduced to $0.10, subject to all necessary regulatory approvals.

Any questions regarding Kelso Technologies Inc. may be directed to the Investor Relations Department at 1-866-535-7685.

"Stephen L. Grossman"
Stephen L. Grossman, President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this Release.

"Growth through Product Development"

Suite 801 – 1318 Homer Street, Vancouver, British Columbia, Canada V6B 6A7
Telephone: (604) 878-7600 Toll Free: (866) 535-7685 Facsimile: (604) 899-1144
Email: investor-relations@kelsotech.com Website: www.kelsotech.com

82-2441

KELSO TECHNOLOGIES INCORPORATED

NEWS RELEASE

TSX-V:KLS

FOR IMMEDIATE RELEASE

KELSO ANNOUNCES INCENTIVE OPTIONS

December 29, 2003, Vancouver, BC — The Company announces that it has granted, subject to all necessary regulatory approvals, incentive stock options to its senior officers and directors to purchase 1,442,775 common shares. The options are exercisable on or before December 29, 2008 at a price of $0.10 per share. The shares will be subject to a 4 month hold period pursuant to the policies of the TSX Venture Exchange.

The Company further announces that the exercise price of 1,594,788 incentive stock options has been reduced to $0.10, subject to all necessary regulatory approvals.

Any questions regarding Kelso Technologies Inc. may be directed to the Investor Relations Department at 1-866-535-7685.

"Stephen L. Grossman"
Stephen L. Grossman, President

"Growth through Product Development"

Suite 801 – 1318 Homer Street, Vancouver, British Columbia, Canada V6B 6A7
Telephone: (604) 878-7600 Toll Free: (866) 535-7685 Facsimile: (604) 899-1144
Email: investor-relations@kelsotech.com Website: www.kelsotech.com